                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                              _______________

                                SCHEDULE TO
                              (RULE 14d-100)
    Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
                    the Securities Exchange Act of 1934

                             (AMENDMENT NO. 7)

                                 IBP, INC.
                         (Name of Subject Company)

                       LASSO ACQUISITION CORPORATION
                             TYSON FOODS, INC.
                     (Name of Filing Persons-Offeror)

                  COMMON STOCK, PAR VALUE $.05 PER SHARE
                      (Title of Class of Securities)
                              _______________

                                 449223106
                   (Cusip Number of Class of Securities)

                                LES BALEDGE
                             TYSON FOODS, INC.
                          2210 West Oakland Drive
                        Springdale, Arkansas  72762
                         Telephone: (501) 290-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices
              and Communications on Behalf of Filing Persons)

                                Copies to:
                              Mel M. Immergut
                             Lawrence Lederman
                    Milbank, Tweed, Hadley & McCloy LLP
                         One Chase Manhattan Plaza
                         New York, New York 10005
                         Telephone: (212) 530-5732

                         CALCULATION OF FILING FEE
              Transaction                        Amount of
               valuation*                        filing fee
            $1,570,612,320                      $314,122.47



* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 52,353,744 shares of the outstanding common stock, par value $0.05 per share, of IBP, inc., at a price per Share of $30.00 in cash. Such number of Shares, together with the 574,200 shares owned by Tyson Foods, Inc., represents approximately 50.1% of the 105,644,598 Shares of IBP, inc. outstanding as of December 28, 2000 (as represented by IBP, inc. in the Agreement and Plan of Merger, dated January 1, 2001, by and between Tyson Foods, Inc., Lasso Acquisition Corporation, and IBP, inc.).

[X]Check box if any part of the fee is offset as provided by Rule 0-
  11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 282,617.52       Filing Party:  Tyson Foods, Inc.
                                         (Offeror Parent) and Lasso
                                         Acquisition Corporation
Form or Registration No.: Schedule TO    Date Filed: December 12, 2000 and
                                                     December 29, 2000

[_]    Check the box if the filing relates solely to preliminary
  communications  made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]third-party tender offer subject to Rule 14d-1.
[_]issuer tender offer subject to Rule 13e-4.
[_]going-private transaction subject to Rule 13e-3.
[_]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

AMENDMENT NO. 7 TO TENDER OFFER STATEMENT

          This Amendment No. 7 to the Tender Offer Statement on Schedule TO as the same may have been amended from time to time (as amended hereby, the "Schedule TO") relates to the offer by Lasso Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Tyson Foods, Inc. ("Tyson") to purchase the number of outstanding shares of common stock, par value $.05 per share (the "Shares"), of IBP, inc., a Delaware corporation ("Company"), which, together with the Shares owned by Tyson, constitutes 50.1% of the outstanding Shares at $30.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 12, 2000 (as amended, the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Offer to Purchase. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

          On January 1, 2001, Tyson issued a press release announcing that it had signed a definitive merger agreement with the Company pursuant to which Tyson increased its Offer to acquire the Company to $30.00 per share. Tyson also announced that it will commence promptly an exchange offer for all Shares not purchased in this Offer (the "Exchange Offer"). In the Exchange Offer, Tyson will offer to exchange, for each outstanding Share not owned by Tyson, a number of shares of Tyson Class A Common Stock having a value of $30.00, so long as the average per share price of Tyson Class A Common Stock during the fifteen trading day period ending on the second trading day before the expiration date of the Exchange Offer is at least $12.60 and no more than $15.40. This $30.00 value is subject to change if the average per share price of Tyson Class A Common Stock is not in that range and the value you will receive will be proportionately changed. A copy of the press release is filed herewith as Exhibit (a)(14) and the information set forth in the press release is incorporated herein by reference.

          The Offer, proration period and withdrawal rights will expire at 12:00 midnight, New York City time, on Tuesday, January 16, 2001, unless the Offer is extended.

Item 12. Exhibits.

(a)(1)    Offer to Purchase dated December 12, 2000.*
(a)(2) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(3)    Notice of Guaranteed Delivery.*
(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(6)    Form of summary advertisement dated December 12, 2000.*
(a)(7)    Press Release issued by Tyson dated December 11, 2000.*
(a)(8)    Tyson Conference call dated December 12, 2000.*
(a)(9)    Press Release issued by Tyson dated December 12, 2000.*
(a)(10)   Tyson Presentation delivered December 14, 2000.*
(a)(11)   Press Release issued by Tyson dated December 19, 2000.*
(a)(12)   Tyson Presentation delivered December 19, 2000.*
(a)(13)   Press Release issued by Tyson dated December 28, 2000.*
(a)(14)   Press Release issued by Tyson dated January 1, 2001.
(d)(1) Confidentiality Agreement between Parent and the Company dated December 4, 2000.
(d)(2) Proposed form of Merger Agreement to be entered into by and among Tyson, Purchaser and the Company.
(d)(3)    Revised Merger Agreement, executed by Tyson.

    *Previously filed.

                                 SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                   TYSON FOODS, INC.

                                        /s/ LES BALEDGE
                                   --------------------------
                                          (Signature)
                                   Les Baledge, Executive Vice
                                   President and General Counsel


                                   ------------------------------
                                         (Name and Title)
                                          January 2, 2001
                                   ------------------------------
                                               (Date)
                                   LASSO ACQUISITION CORPORATION
                                          /s/ LES BALEDGE
                                   ------------------------------
                                            (Signature)
                                   Les Baledge, Executive Vice President
                                   -------------------------------------
                                          (Name and Title)
                                          January 2, 2001
                                   -------------------------------------
                                               (Date)

                               EXHIBIT INDEX
Exhibit No.
-----------
(a)(1)    Offer to Purchase dated December 12, 2000.*
(a)(2) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(3)    Notice of Guaranteed Delivery.*
(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(6)    Form of summary advertisement dated December 12, 2000.*
(a)(7)    Press Release issued by Tyson dated December 11, 2000.*
(a)(8)    Tyson Conference call dated December 12, 2000.*
(a)(9)    Press Release issued by Tyson dated December 12, 2000.*
(a)(10)   Tyson Presentation delivered December 14, 2000.*
(a)(11)   Press Release issued by Tyson dated December 19, 2000.*
(a)(12)   Tyson Presentation delivered December 19, 2000.*
(a)(13)   Press Release issued by Tyson dated December 28, 2000.*
(a)(14)   Press Release issued by Tyson dated January 1, 2001.
(d)(1) Confidentiality Agreement between Parent and the Company dated December 4, 2000.
(d)(2) Proposed form of Merger Agreement to be entered into by and among Tyson, Purchaser and the Company.
(d)(3)    Revised Merger Agreement, executed by Tyson.



    *Previously filed.

                                                            Exhibit (a)(14)

Media Contact: Ed Nicholson
               (501) 290-4591

Investor Contact:   Louis Gottsponer
               (501) 290-4826

       Tyson Foods Signs Definitive Merger Agreement to Acquire IBP


SPRINGDALE, AR, January 1, 2001 Tyson Foods, Inc. (NYSE: TSN) announced that it has entered into a definitive merger agreement with IBP, inc. (NYSE: IBP). Under the terms of the agreement Tyson will acquire all of the outstanding shares of IBP in a transaction valued at approximately $4.7 billion, which includes the assumption of and/or refinancing of approximately $1.5 billion of IBP debt and other obligations. Tyson will pay $30.00 for each share of IBP common stock, with 50.1% of the consideration in cash and the remainder in Tyson Class A common stock. The cash portion of the consideration will be paid as part of Tyson's current cash tender offer. The stock portion of the consideration is subject to a maximum exchange ratio of 2.381 and a minimum exchange ratio of 1.948 Tyson Class A shares if Tyson's average trading price for an agreed to period of time is outside the range or "collar" of $12.60 and $15.40.

Tyson intends to commence promptly an exchange offer for all IBP shares not purchased in the cash tender offer. In the exchange offer, each IBP share will be exchanged for Tyson Class A shares valued at $30.00, subject to adjustment if the average trading price of Tyson Class A shares is outside the collar. Tyson's cash tender offer for 50.1% of IBP's shares is currently scheduled to expire at midnight on Tuesday, January 16, 2001.

"We are extremely pleased that IBP has accepted our proposal," said John Tyson, Chairman, President and CEO of Tyson Foods, "which we believe creates tremendous value for the shareholders, team members, and customers of both companies. By combining the number one poultry company with the leader in beef and pork we are creating a unique company that has a major global presence."

After the merger with IBP, Tyson will have annualized combined sales in excess of $23 billion pro forma as of September 30, 2000. "We have completed our due diligence and are fully aware of the cyclical factors that affect commodity meat products," said Mr. Tyson, commenting on the market perception of weakness in IBP's fourth quarter earnings. "The transaction is immediately accretive to GAAP earnings by over 15% and cash earnings by well over 20% in the first full year. However, the true potential in the combination of our companies lies in our ability to drive IBP's product mix higher up the value chain."

Mr. Tyson continued, "We will have an unparalleled ability to develop innovative, branded food products and market them successfully through all distribution channels." Tyson is considered a pioneer in the development and branding of case-ready and value-added meat products. It holds leading market positions in both the consumer products and foodservice sectors. "It is our intention to continue to run IBP from current locations and we look forward to working with their skilled management team to leverage the competencies of our two great companies."

The transaction, which is currently undergoing regulatory review under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, is expected to close within the first quarter of 2001.

Merrill Lynch and Stephens Inc. have provided fairness opinions regarding the transaction.

Tyson Foods will hold a conference call Tuesday, January 2, at 10:00 a.m. CST (11:00 a.m. EST). To listen live via telephone, call 800-230-1074.
The call will be Webcast live on the Internet at www.tyson.com/investorrel/conferencecalls.asp. The call will be archived at www.tyson.com/investorrel and www.prnewswire.com within two hours of the conclusion of the call. A telephone replay will be available beginning at 2:00 p.m. CST Tuesday through February 2 at 800-475-6701. The passcode is 561913.

About Tyson Foods, Inc.
Tyson Foods, Inc., headquartered in Springdale, Ark., is the world's largest fully integrated producer, processor and marketer of chicken and chicken-based convenience foods, with 68,000 team members and 7,400 contract growers in 100 communities. Tyson has operations in 18 states and 15 countries and exports to 73 countries worldwide. Tyson is the recognized market leader in almost every retail and foodservice market it serves. Through its Cobb-Vantress subsidiary, Tyson is also a leading chicken breeding stock supplier. In addition, Tyson is the nation's second largest maker of corn and flour tortillas under the Mexican Originalr brand, as well as a leading provider of live swine.

Forward Looking Statements.
Certain statements contained in this communication are "forward-looking statements", such as statements relating to future events and financial performance and the proposed Tyson acquisition of IBP. These forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Among the factors that may cause actual results to differ materially from those expressed in, or implied by, the statements are the following: (i) the risk that Tyson and IBP will not successfully integrate their combined operations; (ii) the risk that Tyson and IBP will not realize estimated synergies; (iii) unknown costs relating to the proposed transaction; (iv) risks associated with the availability and costs of financing, including cost increases due to rising interest rates; (v) fluctuations in the cost and availability of raw materials, such as feed grain costs; (vi) changes in the availability and relative costs of labor and contract growers; (vii) market conditions for finished products, including the supply and pricing of alternative proteins; (viii) effectiveness of advertising and marketing programs; (ix) changes in regulations and laws, including changes in accounting standards, environmental laws, and occupational, health and safety laws; (x) access to foreign markets together with foreign economic conditions, including currency fluctuations; (xi) the effect of, or changes in, general economic conditions; and (xii) adverse results from on-going litigation. Tyson undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT INFORMATION
LASSO ACQUISITION CORPORATION ("LASSO"), A WHOLLY OWNED SUBSIDIARY OF TYSON FOODS, INC. ("TYSON") IS COMMENCING AN OFFER FOR UP TO 50.1% OF THE OUTSTANDING SHARES OF COMMON STOCK, OF IBP, INC ("IBP") AT $30.00 NET PER SHARE TO SELLER IN CASH. THE OFFER CURRENTLY IS SCHEDULED TO EXPIRE AT 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON TUESDAY, JANUARY 16, 2001, UNLESS EXTENDED BY LASSO IN ITS DISCRETION. TYSON'S OFFER IS BEING MADE ONLY BY WAY OF AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL AND ANY AMENDMENTS OR SUPPLEMENTS THERETO AND IS BEING MADE TO ALL HOLDERS OF IBP'S SHARES. MORE DETAILED INFORMATION PERTAINING TO TYSON'S OFFER AND THE PROPOSED MERGER WILL BE SET FORTH IN APPROPRIATE FILINGS TO BE MADE WITH THE SEC, IF AND WHEN MADE. SHAREHOLDERS ARE URGED TO READ ANY RELEVANT
DOCUMENTS THAT MAY BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS WILL BE ABLE TO OBTAIN A FREE COPY OF ANY FILINGS CONTAINING INFORMATION ABOUT TYSON, LASSO AND IBP, WITHOUT CHARGE, AT THE SEC'S INTERNET SITE (HTTP://WWW.SEC.GOV). COPIES OF ANY
FILINGS  CONTAINING INFORMATION ABOUT TYSON CAN ALSO BE  OBTAINED,  WITHOUT
CHARGE, BY DIRECTING A REQUEST TO TYSON FOODS, INC., 2210 WEST OAKLAWN DRIVE, SPRINGDALE, ARKANSAS 72762-6999, ATTENTION: OFFICE OF THE CORPORATE SECRETARY (501) 290-4000.

Tyson and certain other persons named below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include the directors and executive officers of Tyson. A detailed list of the names of Tyson's directors and officers is contained in Tyson's proxy statement for its 2001 annual meeting, which may be obtained without charge at the SEC's Internet site (http://www.sec.gov) or by directing a request to Tyson at the address provided above.

As of the date of this communication, none of the foregoing participants, individually beneficially owns in excess of 5% of IBP's common stock. Except as disclosed above and in Tyson's proxy statement for its 2001 annual meeting and other documents filed with the SEC, to the knowledge of Tyson, none of the directors or executive officers of Tyson has any material interest, direct or indirect, by security holdings or otherwise, in Tyson or IBP.

This communication is not an offer to purchase shares of IBP, nor is it an offer to sell shares of Tyson Class A common stock which may be issued in any proposed merger with IBP or exchange offer for IBP shares. Any issuance of Tyson Class A common stock in any proposed merger with IBP or exchange offer for IBP shares would have to be registered under the Securities Act of 1933, as amended, and such Tyson stock would be offered only by means of a prospectus complying with the Act.